Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

November 23, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Sean Donahue

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-160776) (the “Registration Statement”) of Gastar Exploration Ltd (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on Tuesday, November 24, 2009 at 1:00 p.m., New York time, or as soon as thereafter practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Phone: (713) 739-1800 Fax: (713) 739-0458

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/S/ MICHAEL A. GERLICH
Michael A. Gerlich Vice President and Chief Financial Officer Gastar Exploration Ltd.